Exhibit 99.1

Thomson Reuters Files 2025 Annual Report

TORONTO, March 5, 2026 - Thomson Reuters (TSX/Nasdaq: TRI) today filed its annual report for the year ended December 31, 2025. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is now available in the Investor Relations section of thomsonreuters.com. The annual report was filed with the Canadian securities regulatory agencies and is available at sedarplus.ca. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at sec.gov.

Hard copies of the annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, 3 Times Square, New York, NY, 10036, United States.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world-leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

CONTACT

MEDIA

Zoe Zanettos

Director, Corporate Affairs

+1647 202 8948

zoe.zanettos@thomsonreuters.com

INVESTORS

Gary E. Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@thomsonreuters.com